Atlassian Announces Third Quarter Fiscal Year 2019 Results

Quarterly revenue of $309.3 million, up 38% year-over-year
Quarterly IFRS operating margin of (9%) and non-IFRS operating margin of 19%
Quarterly cash flow from operations of $133.3 million and free cash flow of $127.1 million

SAN FRANCISCO (April 17, 2019) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced financial results for its third quarter of fiscal 2019 ended March 31, 2019 and released a shareholder letter on the Investor Relations section of its website at https://investors.atlassian.com. All financial results and targets are based on the new revenue recognition standard IFRS 15, which the company adopted on July 1, 2018.

“We achieved a strong third quarter and wrapped up another successful Atlassian Summit, our flagship user conference,” said Mike Cannon-Brookes, Atlassian’s co-founder and co-CEO. “It was amazing to spend time with almost 5,000 users and partners at Summit. At Summit this year, we showcased our world-class Cloud offerings, along with our latest innovations that help solve the increasing collaboration challenges facing IT teams and enterprise customers.”

“We were also excited to welcome the newest member of the Atlassian family, AgileCraft, which we rebranded as Jira Align. Jira Align will play a vital role in helping larger enterprises scale the benefits of agile teamwork across their organizations,” said Scott Farquhar, Atlassian’s co-founder and co-CEO.

Third Quarter Fiscal Year 2019 Financial Highlights:
On an IFRS basis, Atlassian reported:

•	Revenue: Total revenue was $309.3 million for the third quarter of fiscal 2019, up 38% from $224.3 million for the third quarter of fiscal 2018.

•
Operating Loss and Operating Margin: Operating loss was $27.6 million for the third quarter of fiscal 2019, compared with operating loss of $10.3 million for the third quarter of fiscal 2018. Operating margin was (9%) for the third quarter of fiscal 2019, compared with (5%) for the third quarter of fiscal 2018.

•
Net Loss and Net Loss Per Diluted Share: Net loss was $202.8 million for the third quarter of fiscal 2019, compared with net loss of $15.8 million for the third quarter of fiscal 2018. Net loss per diluted share was $0.85 for the third quarter of fiscal 2019, compared with net loss per diluted share of $0.07 for the third quarter of fiscal 2018.

Net loss for the third quarter of fiscal 2019 included a non-cash charge of $172.6 million recorded in “other non-operating (expense) income, net”, as a result of marking to fair value the exchange feature of Atlassian’s exchangeable senior notes and the related capped calls.

•	Balance Sheet: Cash and cash equivalents, and short-term investments at the end of the third quarter of fiscal 2019 totaled $1.8 billion.
On a non-IFRS basis, Atlassian reported:

•
Operating Income and Operating Margin: Operating income was $58.0 million for the third quarter of fiscal 2019, compared with operating income of $39.0 million for the third quarter of fiscal 2018. Operating margin was 19% for the third quarter of fiscal 2019, compared with 17% for the third quarter of fiscal 2018.

•
Net Income and Net Income Per Diluted Share: Net income was $52.4 million for the third quarter of fiscal 2019, compared with net income of $23.0 million for the third quarter of fiscal 2018. Net income per diluted share was $0.21 for the third quarter of fiscal 2019, compared with net income per diluted share of $0.09 per diluted share for the third quarter of fiscal 2018.

•
Free Cash Flow: Cash flow from operations for the third quarter of fiscal 2019 was $133.3 million, while capital expenditures totaled $6.1 million, resulting in free cash flow of $127.1 million, an increase of 47% year-over-year. Free cash flow margin for the third quarter of fiscal 2019 was 41%.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Recent Business Highlights:

•
Customer Growth: Atlassian ended the third quarter of fiscal 2019 with a total customer count, on an active subscription or maintenance agreement basis, of 144,038. Atlassian added 5,803 net new customers during the quarter.

•
AgileCraft Acquisition: In early April, Atlassian closed its acquisition of AgileCraft, a leading provider of enterprise agile planning software. AgileCraft helps enterprise organizations build and manage a ‘master plan’ of their most strategic projects and workstreams. The acquisition was valued at approximately $166 million, comprising approximately $154 million in cash, and the remainder in Atlassian restricted shares, subject to continued vesting provisions. At Summit, Atlassian’s flagship user conference, the company announced the rebranding of AgileCraft as Jira Align.

•
Opsgenie Innovations for IT Teams: Atlassian showcased Opsgenie’s latest incident management capabilities at Summit. These included features such as Actions, which helps resolve incidents faster by automatically triggering tasks on third-party platforms, and Edge Encryption, which secures sensitive data to help customers meet compliance requirements. We also announced deeper integrations with the Atlassian platform, as well as new integrations with Statuspage and Slack.

Financial Targets:
Atlassian is providing its financial targets for the fourth quarter and full fiscal year 2019. The company’s financial targets are as follows:

•	Fourth Quarter Fiscal Year 2019:

•	Total revenue is expected to be in the range of $329 million to $331 million.

•	Gross margin is expected to be approximately 82% on an IFRS basis and approximately 85% on a non-IFRS basis.

•	Operating margin is expected to be approximately (13%) on an IFRS basis and approximately 13% on a non-IFRS basis.

•	Net loss per diluted share is expected to be approximately ($0.17) on an IFRS basis, and net income per diluted share is expected to be approximately $0.16 on a non-IFRS basis.

•
Weighted average share count is expected to be in the range of 240 million to 241 million shares when calculating diluted IFRS net loss per share and in the range of 250 million to 251 million shares when calculating diluted non-IFRS net income per share.

•	Fiscal Year 2019:

•	Total revenue is expected to be in the range of $1,205 million to $1,207 million.

•	Gross margin is expected to be approximately 82% on an IFRS basis and approximately 86% on a non-IFRS basis.

•	Operating margin is expected to be in the range of (7%) to (6.5%) on an IFRS basis and in the range of 19.5% to 20% on a non-IFRS basis.

•	Net loss per diluted share is expected to be approximately ($1.78) on an IFRS basis, and net income per diluted share is expected to be approximately $0.82 on a non-IFRS basis.

•
Weighted average share count is expected to be in the range of 238 million to 239 million shares when calculating diluted IFRS net loss per share and in the range of 248 million to 249 million shares when calculating diluted non-IFRS net income per share.

•
Cash flow from operations is expected to be in the range of $425 million to $435 million and free cash flow is expected to be in the range of $385 million to $395 million, which includes capital expenditures that are expected to be approximately $40 million.

With respect to Atlassian’s expectations under “Financial Targets” above, a reconciliation of IFRS to non-IFRS gross margin, operating margin, net income (loss) per diluted share, and free cash flow has been provided in the financial statement tables included in this press release.

Shareholder Letter and Webcast/Conference Call Details
A detailed shareholder letter is available on the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Atlassian will host a webcast and conference call to answer questions today:

•	When: Wednesday, April 17, 2019 at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time).

•
Webcast: A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Following the call, a replay will be available on the same website.

•
Dial in: To access the call via telephone in North America, please dial 1-888-346-0688. For international callers, please dial 1-412-902-4250. Participants should request the “Atlassian call” after dialing in.

•
Audio replay: An audio replay of the call will be available via telephone for seven days, beginning two hours after the call. To listen to the replay in North America, please dial 1-877-344-7529 (access code 10129468). International callers, please dial 1-412-317-0088 (access code 10129468).

Atlassian has used, and will continue to use, its Investor Relations website at https://investors.atlassian.com as a means of making material information public and for complying with its disclosure obligations.

About Atlassian
Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss and complete shared work. Teams at more than 144,000 customers, across large and small organizations - including General Motors, Walmart Labs, Bank of America Merrill Lynch, Lyft, Verizon, Spotify and NASA - use Atlassian’s project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products, including Jira Software, Confluence, Trello, Bitbucket, Opsgenie, Jira Service Desk, and Jira Align at https://atlassian.com/.

Investor Relations Contact
Ian Lee
IR@atlassian.com
Media Contact
Gabe Madway
press@atlassian.com
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, anticipated growth, anticipated benefits of the AgileCraft acquisition, technology and other key strategic areas, and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow.
We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.
The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.
Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com/.

About Non-IFRS Financial Measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures include:

•	Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.

•	Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.

•
Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets.

•	Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment.
Our non-IFRS financial measures reflect adjustments based on the items below:

•	Share-based compensation

•	Amortization of acquired intangible assets

•	Non-coupon impact related to exchangeable senior notes and capped calls:

◦	Amortization of notes discount and issuance costs

◦	Mark to fair value of the exchangeable senior notes exchange feature

◦	Mark to fair value of the related capped call transactions

•	The related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets
We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets allow for more meaningful comparisons between our operating results from period to period.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position.
Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow:

•	As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations;

•	For planning purposes, including the preparation of our annual operating budget;

•	To allocate resources to enhance the financial performance of our business;

•	To evaluate the effectiveness of our business strategies; and

•	In communications with our Board of Directors concerning our financial performance.
The tables in this press release titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Atlassian Corporation Plc
Consolidated Statements of Operations
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2019	2018	2019	2018
		*As Adjusted		*As Adjusted
Revenues:
Subscription	$166,468	$106,295	$453,033	$290,390
Maintenance	98,862	82,212	288,759	238,920
Perpetual license	23,152	20,581	70,769	61,473
Other	20,788	15,242	62,980	43,605
Total revenues	309,270	224,330	875,541	634,388
Cost of revenues (1) (2)	54,189	45,240	149,156	128,494
Gross profit	255,081	179,090	726,385	505,894
Operating expenses:
Research and development (1) (2)	153,069	108,544	408,813	304,730
Marketing and sales (1) (2)	70,544	48,655	191,756	138,266
General and administrative (1)	59,025	32,167	156,734	106,476
Total operating expenses	282,638	189,366	757,303	549,472
Operating loss	(27,557)	(10,276)	(30,918)	(43,578)
Other non-operating (expense) income, net	(173,324)	740	(377,980)	(418)
Finance income	9,303	2,001	24,228	4,824
Finance costs	(10,103)	(8)	(30,024)	(24)
Loss before income tax (expense) benefit	(201,681)	(7,543)	(414,694)	(39,196)
Income tax (expense) benefit	(1,163)	(8,280)	14,590	(52,306)
Net loss	$(202,844)	$(15,823)	$(400,104)	$(91,502)
Net loss per share attributable to ordinary shareholders:
Basic	$(0.85)	$(0.07)	$(1.68)	$(0.40)
Diluted	$(0.85)	$(0.07)	$(1.68)	$(0.40)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Basic	239,410	232,221	237,778	230,180
Diluted	239,410	232,221	237,778	230,180
(1)Amounts include share-based payment expense, as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2019	2018	2019	2018
Cost of revenues	$4,871	$3,021	$12,156	$9,193
Research and development	42,222	25,347	102,044	78,338
Marketing and sales	10,979	5,816	28,590	18,161
General and administrative	14,674	737	38,840	18,705
(2)Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2019	2018	2019	2018
Cost of revenues	$7,068	$5,302	$19,479	$15,889
Research and development	19	—	40	—
Marketing and sales	5,716	9,022	25,072	27,067
* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15.

Atlassian Corporation Plc
Consolidated Statements of Financial Position
(U.S. $ in thousands)

	March 31, 2019	June 30, 2018
	(unaudited)	*As Adjusted
Assets
Current assets:
Cash and cash equivalents	$1,445,284	$1,410,339
Short-term investments	327,944	323,134
Trade receivables	63,777	46,141
Current tax receivables	991	12,622
Prepaid expenses and other current assets	44,495	29,795
Total current assets	1,882,491	1,822,031
Non-current assets:
Property and equipment, net	65,249	51,656
Deferred tax assets	84,752	59,220
Goodwill	506,086	311,943
Intangible assets, net	108,138	63,577
Other non-current assets	228,428	113,401
Total non-current assets	992,653	599,797
Total assets	$2,875,144	$2,421,828
Liabilities
Current liabilities:
Trade and other payables	$147,907	$113,105
Current tax liabilities	6,170	172
Provisions	8,315	7,215
Deferred revenue	401,812	324,394
Total current liabilities	564,204	444,886
Non-current liabilities:
Deferred tax liabilities	32,908	12,160
Provisions	4,788	4,363
Deferred revenue	31,222	18,477
Exchangeable senior notes, net	844,938	819,637
Other non-current liabilities	703,566	214,985
Total non-current liabilities	1,617,422	1,069,622
Total liabilities	2,181,626	1,514,508
Equity
Share capital	24,027	23,531
Share premium	457,481	454,766
Other capital reserves	738,740	557,100
Other components of equity	1,390	(61)
Accumulated deficit	(528,120)	(128,016)
Total equity	693,518	907,320
Total liabilities and equity	$2,875,144	$2,421,828
* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15.

Atlassian Corporation Plc
Consolidated Statements of Cash Flows
(U.S. $ in thousands)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2019	2018	2019	2018
		*As Adjusted		*As Adjusted
Operating activities
Loss before income tax (expense) benefit	$(201,681)	$(7,543)	$(414,694)	$(39,196)
Adjustments to reconcile loss before income tax (expense) benefit to net cash provided by operating activities:
Depreciation and amortization	16,303	20,111	54,403	61,681
Loss (gain) on sale of investments and other assets	2	(1,193)	(2,345)	(1,225)
Net unrealized loss (gain) on investments	1	—	(46)	—
Net unrealized foreign currency (gain) loss	(742)	67	(634)	(95)
Share-based payment expense	72,746	34,921	181,630	124,397
Net unrealized loss on exchange derivative and capped call transactions	172,582	—	377,587	—
Amortization of debt discount and issuance cost	8,535	—	25,301	—
Interest income	(9,417)	(2,001)	(24,228)	(4,824)
Interest expense	1,568	—	4,723	—
Changes in assets and liabilities:
Trade receivables	7,513	(3,500)	(15,627)	(11,887)
Prepaid expenses and other assets	4,046	(797)	(13,161)	(1,125)
Trade and other payables, provisions and other non-current liabilities	38,231	27,311	56,205	33,569
Deferred revenue	16,201	24,300	88,946	67,194
Interest received	8,235	1,677	21,956	4,468
(Income tax paid) tax refunds received, net	(872)	(1,677)	8,600	(3,704)
Net cash provided by operating activities	133,251	91,676	348,616	229,253
Investing activities
Business combinations, net of cash acquired	—	—	(263,554)	—
Purchases of intangible assets	—	—	(850)	—
Purchases of property and equipment	(6,106)	(5,293)	(24,629)	(12,407)
Proceeds from sales of property, equipment and intangible assets	—	1,000	3,721	1,000
Purchases of investments	(158,258)	(64,896)	(352,647)	(292,024)
Proceeds from maturities of investments	131,669	43,217	317,583	125,104
Proceeds from sales of investments	3,070	18,907	8,742	100,965
Increase in restricted cash	—	(96)	(552)	(3,237)
Payment of deferred consideration	—	(3,290)	—	(3,290)
Net cash used in investing activities	(29,625)	(10,451)	(312,186)	(83,889)
Financing activities
Proceeds from exercise of share options	1,125	932	2,829	3,087
Payment of exchangeable senior notes issuance costs	—	—	(410)	—
Interest paid	—	—	(3,194)	—
Net cash provided by (used in) financing activities	1,125	932	(775)	3,087
Effect of exchange rate changes on cash and cash equivalents	(56)	451	(710)	642
Net increase in cash and cash equivalents	104,695	82,608	34,945	149,093
Cash and cash equivalents at beginning of period	1,340,589	310,905	1,410,339	244,420
Cash and cash equivalents at end of period	$1,445,284	$393,513	$1,445,284	$393,513
* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2019	2018	2019	2018
		*As Adjusted		*As Adjusted
Gross profit
IFRS gross profit	$255,081	$179,090	$726,385	$505,894
Plus: Share-based payment expense	4,871	3,021	12,156	9,193
Plus: Amortization of acquired intangible assets	7,068	5,302	19,479	15,889
Non-IFRS gross profit	$267,020	$187,413	$758,020	$530,976
Operating income
IFRS operating loss	$(27,557)	$(10,276)	$(30,918)	$(43,578)
Plus: Share-based payment expense	72,746	34,921	181,630	124,397
Plus: Amortization of acquired intangible assets	12,803	14,324	44,591	42,956
Non-IFRS operating income	$57,992	$38,969	$195,303	$123,775
Net income
IFRS net loss	$(202,844)	$(15,823)	$(400,104)	$(91,502)
Plus: Share-based payment expense	72,746	34,921	181,630	124,397
Plus: Amortization of acquired intangible assets	12,803	14,324	44,591	42,956
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	181,117	—	402,888	—
Less: Income tax effects and adjustments	(11,410)	(10,389)	(65,672)	11,673
Non-IFRS net income	$52,412	$23,033	$163,333	$87,524
Net income per share
IFRS net loss per share - diluted	$(0.85)	$(0.07)	$(1.68)	$(0.40)
Plus: Share-based payment expense	0.29	0.14	0.76	0.53
Plus: Amortization of acquired intangible assets	0.05	0.06	0.18	0.18
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	0.76	—	1.67	—
Less: Income tax effects and adjustments	(0.04)	(0.04)	(0.27)	0.05
Non-IFRS net income per share - diluted	$0.21	$0.09	$0.66	$0.36
Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net loss per share	239,410	232,221	237,778	230,180
Plus: Dilution from share options and RSUs (1)	9,382	12,356	9,844	13,185
Weighted-average shares used in computing diluted non-IFRS net income per share	248,792	244,577	247,622	243,365
Free cash flow
IFRS net cash provided by operating activities	$133,251	$91,676	$348,616	$229,253
Less: Capital expenditures	(6,106)	(5,293)	(24,629)	(12,407)
Free cash flow	$127,145	$86,383	$323,987	$216,846
* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15.
(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three and nine months ended March 31, 2019 and 2018 because the effect would have been anti-dilutive.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Financial Targets
(U.S. $)

	Three Months Ending June 30, 2019	Fiscal Year Ending June 30, 2019
Revenue	$329 million to $331 million	$1,205 million to $1,207 million

IFRS gross margin	82%	82%
Plus: Share-based payment expense	1	2
Plus: Amortization of acquired intangible assets	2	2
Non-IFRS gross margin	85%	86%

IFRS operating margin	(13%)	(7%) to (6.5%)
Plus: Share-based payment expense	22	21
Plus: Amortization of acquired intangible assets	4	5.5
Non-IFRS operating margin	13%	19.5% to 20%

IFRS net loss per share - diluted	($0.17)	($1.78)
Plus: Share-based payment expense	0.29	1.02
Plus: Amortization of acquired intangible assets	0.06	0.24
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	0.03	1.65
Less: Income tax effects and adjustments	(0.05)	(0.31)
Non-IFRS net income per share - diluted	$0.16	$0.82

Weighted-average shares used in computing diluted IFRS net loss per share	240 million to 241 million	238 million to 239 million
Dilution from share options and RSUs (1)	10 million	10 million
Weighted-average shares used in computing diluted non-IFRS net income per share	250 million to 251 million	248 million to 249 million

IFRS net cash provided by operating activities		$425 million to $435 million
Less: Capital expenditures		(40 million)
Free cash flow		$385 million to $395 million

(1) The effects of these dilutive securities are not included in our IFRS calculation of diluted net loss per share for the three months ending June 30, 2019 and fiscal year ending June 30, 2019 because the effect would be anti-dilutive.